September 24, 2008

Mr. Larry Spirgel
Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:           TIM Participações S.A. (the “Company”)
Form 20-F for the Year Ended December 31, 2007
Filed June 3, 2008
File No. 1-14491

Dear Mr. Spirgel:

Thank you for your letter dated September 11, 2008 (the “Comment Letter”), setting forth comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) on the Annual Report on Form 20-F for the year ended December 31, 2007 (the “2007 Form 20-F”) of TIM Participações S.A. (the “Company”, also referred to in this letter as “we”) filed with the SEC on June 3, 2008.

Our responses to the Staff’s comments on the 2007 Form 20-F are set forth below. To facilitate the Staff’s review, we have reproduced the captions and numbered comments from the Staff’s comment letter in bold face text. Our response follows each comment.

Item 5. Operating and Financial Review and Prospects, page 49
Liquidity and Capital Resources, page 67

1.
We note your statement on the top of page 67 that your management expects cash from operations to be sufficient to meet your liquidity requirements in 2008. Given your expected 2008 capital expenditures of R$3.8 billion, please clarify in future filings the extent to which management expects to finance capital expenditures and other liquidity requirements.

Response:

We will clarify this issue in future filings.

Consolidated Financial Statements
39. Reconciliation between Brazilian GAAP and US GAAP, page F-74
j. Handsets discounts, page F-91

2.
We note your disclosure here and at page F-14 regarding your change in accounting policy in 2006 for handset subsidies. Please clarify your accounting policy for these subsidies prior to your change in accounting in 2006 for Brazilian GAAP. Tell us your policy for handset subsidies for US GAAP and clarify the nature of the related reconciling adjustments both before and after the policy change in 2006.

Response:

We advise the Staff that there is a difference between “handset subsidy” and “handset discount”, as follows:

Handset subsidies

The Company grants immediate discounts on the sale of handsets to postpaid subscribers, who enter into a legally enforceable contract with exit penalties and minimum monthly charges for a predetermined period. We refer to these immediate discounts on the sale of handsets as “handset subsidies”. As stated in the pages F-14 and F-15, the amount granted to postpaid consumers is deferred and amortized over the term of the enforceable contracts.

The Company’s management believes that the deferral of such costs, which is allowable under certain conditions, most accurately reflects the performance of the postpaid business by matching costs with the related revenue. As indicated on pages F-14 and F-15, note 3 b) clarifies that prior to 2006, due to inconsistent enforcement of contractual penalties and to the lack of managerial information and segregation of accounting data permitting the determination of the related costs, the conditions permitting quantification and deferral of the handset subsidies did not exist. Accordingly, before 2006 the costs of such subsidies were recorded directly as costs through the statement of operations. The note also states that, in 2006, the Company created conditions (adoption of enforceable contracts, upgrade of systems, etc) that qualify handset subsidies for deferral and has followed the deferral policy since then.

For Brazilian GAAP and US GAAP, the accounting practices and policies for handset subsidies offered on the sale of handsets to postpaid subscribers are the same. Consequently, there is no effect in the reconciliation for US GAAP regarding handset subsidies.

Handset discount

As from 2004 to July 2006, the Company had offered a discount on future services to clients that purchased handsets and entered into a service contract. The discount was reflected in the clients’ future invoices, in equal installments, based on the handsets’ original prices. As stated in item j of page F-91, this type of transaction is accounted for in a different manner for Brazilian GAAP and US GAAP purposes.

Under Brazilian GAAP, the handset sales revenue was recognized at the gross amount when sold and the discount was recognized on a monthly basis as a reduction in service revenues. Under US GAAP, in accordance with EITF 00-21, “Revenue Arrangements with Multiple Deliverables,” (“EITF 00-21”) the Company divided these arrangements into separate units of accounting and recognized the discount on the handset when sold and the revenue of services based on the usage of the minutes.

Under US GAAP, we note that the Emerging Issues Task Force agreed not to provide guidance on Issue 4 of EITF 00-21, which requested clarification of how to account for direct costs incurred related to an arrangement because of the broad nature of that issue. However, applying the guidance of EITF 00-21, SFAS 91 and FTB 90-1, we concluded that we have a multiple element arrangement with a delivered item (mobile phone) and undelivered elements (future mobile phone service). We treat the discount on sale of the handset as direct inventoriable costs of the delivered item in excess of the allocated consideration and we believe that the amount by which inventoriable costs exceed revenue should be deferred until the remaining items (e.g. the traffic) are delivered.

Given the confusion that could be caused in understanding the differences between handset subsidies and handset discounts, we will improve the disclosures over both transactions in future fillings, emphasizing the related differences.

39. Reconciliation between Brazilian GAAP and US GAAP, page F-74
s. Earnings (loss) per share, page F-93
Asset Retirement Obligations, page F-96

3.
Explain for us the nature of the adjustments to the asset retirement obligations in December 2006. Clarify whether your accounting treatment was the same for US GAAP and, if so, tell us your basis for recording a credit to the statement of operations. In addition, tell us how this credit relates to the reduction of the liability in the amount of R$316,085 during 2006, as disclosed at page F-45.

Response:

Until 2006, Brazilian GAAP did not require the recording of an Asset Retirement Obligations (“ARO”). As from 2006, a new local accounting standard (CVM Deliberation 489) came into effect, requiring Brazilian companies to record an ARO, if applicable to their operations. As a result, in 2006, the Company accounted ARO amounts also for Brazilian GAAP, based on the same estimates utilized under US GAAP. Accordingly, in 2006 the GAAP difference was eliminated in the GAAP reconciliation note (considering that in Brazilian GAAP the ARO was recorded retrospectively, the difference was also eliminated in the presentation of comparative amounts).

We advise the staff that during 2006, changes occurred in the Company’s subsidiaries that led them to reassess the initial estimate for the ARO amounts, as required by SFAS, “Accounting for Asset Retirement Obligations”, in its paragraphs 13 and 15. These changes were as follows:

-	renewal conditions (i.e. type of dismantling obligations, amounts involved, etc.) of the relevant lease contracts;

-
restructuring process finalized in 2006, through which all transportation services incurred during the dismantling activities started to be provided by a lower number of services providers an in a more centralized and efficient manner – as a consequence, transportation costs incurred in dismantling activities became standardized and decreased from prior years;

-
changes in the mix of the leased sites: (a) more sites under co-leasing with other carriers, where the subsidiaries have the obligation to dismantle their equipment, but not to restore the site, and (b) increase in the number of rooftop sites – costs to restore rooftop sites are lower than those to restore sites on the ground.

Considering the above-mentioned facts, the Company calculated a new unitary dismantling cost, which was lower than the previous one.

The credit of R$15,706 in the 2006 income statement, mentioned in the 2007 20-F page 93, is related to the adjustments of previous depreciation and accretion expenses recorded as a consequence of the lower basis for the calculation of the ARO, that resulted from the reassessment of the Company’s ARO amounts mentioned above, which had an effect of reducing the Company’s liability by R$316,085.

40. Additional disclosures required by US GAAP, page F-99
c. Statements of cash flows, page F-104

4.	Explain for us the nature of the line item “capital increase” within cash provided by financing activities for the year ended December 31, 2005.

Response:

In 2005, TIM Celular S.A. (TIM Celular) was an entity under common control but not a subsidiary of TIM Participações S.A. As disclosed in page F-12 and F-13, note 2 b), on March 16, 2006, the Extraordinary Shareholders’ Meetings of the Company and of TIM Celular approved the acquisition of TIM Celular by TIM Participações S.A. As a result, TIM Celular and its subsidiaries became subsidiaries of the Company.

In order to facilitate the understanding of this restructuring, the Company provided supplemental 2005 pro forma information in the Form 20-F for the Year Ended December 31, 2007 under Brazilian GAAP. The capital increases shown in the 2005 pro forma statements of cash flows are related to the cash capital increases that occurred in TIM Celular and its subsidiaries during 2005  prior to the mentioned common control acquisition.

Additional disclosures required by US GAAP, page F-99
c. Statements of cash flows, page F-104

5.
It appears that you classify the changes in judicial deposits as cash flows provided by or used in operating activities in your statements of cash flows. Describe for us the nature of these judicial deposits and tell us how you determined their classification under the guidance in SFAS 95.

Response:

When challenging the legality or interpretation of tax, civil and labor rules, Brazilian companies, under the determination of courts or voluntarily, deposit the amounts that have been challenged in government accounts at state-owned banks. These amounts represent restricted cash and may be withdrawn only after the final court decision. After deposited, the balances are updated according to the indexes related to each type of contingency. One of the advantages of depositing voluntarily the amounts in state-owned banks is that, in the case of tax matters, the Government may not charge fines over the challenged amounts should the courts determine that the Local Revenue Services win the lawsuits.

The judicial deposits do not represent an acquisition of debt or equity instruments. In fact, they are part of the companies’ routine operations and are strictly related to the settlement of lawsuits. According to paragraph 23.e. of SFAS 95, amounts that involve the settlement of lawsuits should be classified within operating activities in the statements of cash flows.

* * * *

In connection with the above responses, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would like to express our appreciation for your cooperation in these matters and are available to discuss any of our responses with you at your convenience. In that connection, please do not hesitate to contact me at +55-21-4009-3742 or Nicholas Kronfeld (212-450-4950) of Davis Polk & Wardwell, should you have any questions regarding the foregoing.

Very truly yours,

/s/ Mario Cesar Pereira de Araujo
__________________________
Mario Cesar Pereira de Araujo
Chief Executive Officer

cc:           Nicholas Kronfeld
Davis Polk & Wardwell

Mauro Moreira
Ernst & Young Auditores Independentes S/S

Claudio Camargo
Ernst & Young Auditores Independentes S/S